Via EDGAR Correspondence

June 20, 2007

Mr. Michael Moran

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Coca-Cola Enterprises Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed February 16, 2007

Dear Mr. Moran:

This letter contains the responses of Coca-Cola Enterprises Inc. (“CCE,” “we,” “our,” or “us”) to your letter dated June 7, 2007 regarding the matter above. To facilitate your review, we have reproduced in italics the paragraphs of your letter, each of which is followed by our response.

Item 8. Financial Statements and Supplementary Data, page 62

Consolidated Statements of Operations, page 66

1.	Please tell us if the company’s common stock held in the rabbi trust is included in or excluded from your earnings per share calculations and the basis for your conclusion. We see footnote (B) to Note 12 states you include options to purchase common shares in diluted earnings per share when the effects are dilutive but your policy note is silent with respect to the impact of common shares held by the trust. In your response please also tell us if the trust is required to be settled in cash or shares, if it provides the company or employees to choose settlement options, the company’s accounting policy and the historical settlement method, as applicable. See paragraph 29 of SFAS No. 128. To the extent material, please consider including a discussion of the accounting policy for common shares held by the trust in your significant accounting policies footnote.

Response – As described in Note 1, we have a self-directed, non-qualified, deferred compensation plan. Amounts deferred under the plan are invested, at the participants’ direction, in various mutual funds and stocks, including our common stock. All such investments, except investments in our common stock, are held in a rabbi trust. The plan requires settlement in cash, except for our common stock, which must be settled in a fixed number of shares of our common stock. The shares of our common stock deferred under the plan are not held in the rabbi trust because they are not legally outstanding. However, these shares are included in our basic and diluted earnings per share calculation because we are obligated to issue the shares to the participants for no additional consideration (paragraph 10 of SFAS No. 128). In addition, the shares deferred under the plan are included in the disclosed number of shares in footnote (A) to Note 12. While we believe that we disclosed the fact that the shares of our common stock are excluded from the trust (see fourth sentence under “Rabbi Trust” in Note 1 on page 74), we will revise our future filings to more clearly state this fact.

2.	We see certain amounts presented in the fiscal 2005 Form 10-K have changed when presented again in 2006. For example, we note changes in net operating revenue and selling, delivery and administrative expenses in fiscal years 2005 and 2004. Please tell us the reasons for the change, the accounting method used for each type of accounting change and how the current presentation and disclosure complies with the three methods of accounting changes as promulgated by generally accepted accounting principles, as applicable.

Response – In our 2006 Form 10-K, we made several reclassifications in our prior years’ Consolidated Financial Statements to conform to our current year presentation. In making these changes we considered the guidance in Chapter 2 of ARB 43 regarding the presentation of comparative financial statements. We also considered the requirements of SFAS 154, but, due to the immaterial nature of the changes, we elected not to disclose them individually. Instead, we included a general reclassification disclosure in Note 1. The following table summarizes the changes that were made in our prior years’ Consolidated Financial Statements to conform to our current year presentation (in millions):

	Inc (Dec)
Consolidated Statements of Operations (A)	2005	2004
Net operating revenues	$37	$32
Selling, delivery, and administrative expenses	37	32

Consolidated Statements of Cash Flows (B)	2005	2004
Net cash derived from operating activities	$(12)	$3
Net cash used in investing activities	(12)	3

Consolidated Balance Sheet (C)	2005
Retirement and insurance programs and other long-term obligations	$(9)
Deferred cash receipts from The Coca-Cola Company, less current	9

(A)

During 2006, we changed the classification for certain of our marketing costs. These costs had been inadvertently classified as reductions of “net operating revenues” after we adopted EITF 01-09 in 2002. During 2006, we identified that these costs were not properly classified in accordance with our accounting policies. As a result, we adjusted our “net operating revenues” and “selling, delivery, and administrative (“SD&A”) expenses” for the years ended December 31, 2005 and 2004 to conform to our current year presentation. These amounts represented 0.20% and 0.60% of our “net operating revenues” and “SD&A expenses,” respectively, for the year ended December 31, 2005, and 0.18% and 0.53% of our “net operating revenues” and “SD&A expenses,” respectively, for the year ended December 31, 2004. These adjustments did not impact our reported “operating income” or “net income” for either year.

(B)

During 2006, we changed our methodology for calculating our “capital asset investment” on our Consolidated Statements of Cash Flows to exclude the effect of accrued capital expenditures. As a result, we adjusted our “net cash used in investing activities” and our “net cash derived from operating activities” for the years ended December 31, 2005 and 2004 to conform to our current year presentation. These amounts represented 1.4% and 0.74% of our “net cash used in investing activities” and our “net cash derived from operating activities,” respectively, for the year ended December 31, 2005, and 0.32% and 0.19% of our “net cash used in investing activities” and our “net cash derived from operating activities,” respectively, for the year ended December 31, 2004.

(C)

During 2006, we identified an amount related to a transaction with The Coca-Cola Company that had not previously been identified as a payable to a related party and properly reclassified the balance as a related party liability. As a result, we adjusted our Consolidated Balance Sheet for the year ended December 31, 2005 to conform to our current year presentation. This amount represented 0.69% of our “retirement and insurance programs and other long-term obligations” and 3.5% of our “deferred cash receipts from The Coca-Cola Company, less current.”

Consolidated Balance Sheets, page 67

3.	Please tell us the nature and amounts of the netted items included in accounts payable to The Coca-Cola Company and your basis for presenting the amounts on a net basis rather than gross. Please include whether your right to setoff is contractually based or otherwise and how you met the conditions for a valid right of setoff. See paragraph 5 of FIN 39. To the extent a net presentation significantly affects the fair presentation of your financial position please consider disclosing your accounting policy and the gross amounts in future filings, as applicable. See paragraph 8 of APB 22.

Response – While an enforceable right of setoff is generally not stated in our arrangements with The Coca-Cola Company, we have historically presented our receivables and payables with The Coca-Cola Company on a net basis due to (1) our related party relationship; (2) our past practice of net settling certain transactions with The Coca-Cola Company; and (3) the relative immateriality of the balances. While we do not believe that our current presentation is misleading to investors, we will revise our future filings to include our receivables and payables with The Coca-Cola Company on a gross basis either on the face of our Consolidated Balance Sheets or in our related party footnote (Note 3). In doing so, we will revise our prior year balances accordingly to ensure consistent presentation. The following table summarizes the gross amounts of receivables and payables due from / to The Coca-Cola Company as of December 31, 2006 and 2005 (in millions):

	2006	2005
Current asset (A)	$106	$116
Current liability (B)	(324)	(296)

Current liability, net	$(218)	$(180)

Long-term asset (C)	$30	$9
Long-term liability (D)	(44)	(51)

Long-term liability, net	$(14)	$(42)

(A)	Our current assets primarily consist of marketing support funding due from The Coca-Cola Company.
(B)	Our current liabilities primarily consist of payables due to The Coca-Cola Company for the purchase of syrup, concentrate, mineral water, juice, sweetener, finished products, and fountain syrup.
(C)

Our long-term assets primarily consist of receivables due from The Coca-Cola Company related to our joint participation with The Coca-Cola Company in contractual arrangements at specific athletic venues, school districts, colleges, universities, and other locations, whereby we obtain pouring or vending rights at a specific location in exchange for cash payments.

(D)

Our long-term liabilities primarily consist of payables due to The Coca-Cola Company related to our joint participation with The Coca-Cola Company in contractual arrangements at specific athletic venues, school districts, colleges, universities, and other locations, whereby we obtain pouring or vending rights at a specific location in exchange for cash payments.

Notes to Consolidated Financial Statements, page 70

Note 3 Related Party Transactions, page 79

Cold Drink Equipment Placement Funding Earned, page 82

4.	You disclose you agree to generate a minimum sales volume and achieve a specified gross profit on certain TCCC products under the Jumpstart Programs. Please tell us why you have not included the disclosure required by paragraph 13 of FIN 45. See FSP FIN No. 45-3. Alternatively, please provide us with an example of the required disclosure for this minimum revenue guarantee in your response.

Response – We are a licensee of The Coca-Cola Company, and, as such, we purchase finished product and / or concentrate from The Coca-Cola Company. We produce, distribute, and sell finished product to our customers / consumers. Since 1994, we have participated with The Coca-Cola Company in the Jumpstart Programs, which were designed to promote the placement of cold drink equipment. The following is a brief summary of our obligations under the Jumpstart Programs:

•

We agree to purchase and place specified numbers of cold drink equipment each year through 2008 in Europe and 2010 in North America. Should we not meet our equipment placement requirements each year, the North American agreements provide that no violation of the Jumpstart Programs will occur, so long as (1) the shortfall does not exceed 20 percent of the required credits for that year; (2) a compensating payment is made to The Coca-Cola Company; (3) the shortfall is corrected in the following year; and (4) we meet all specified credit requirements by the end of 2010.

•

We agree to report to The Coca-Cola Company, during the period the equipment is in service, whether, on average, the equipment purchased under the programs has generated a minimum sales volume of The Coca-Cola Company branded products (excluding sales through energy drink coolers). If we are unable to generate the minimum sales volume, we agree to relocate the equipment at our own expense, but we are not required to make contingent payments to The Coca-Cola Company.

•

With respect to energy drink coolers placed in North America, we agree to achieve for The Coca-Cola Company a minimum gross profit on our sale of The Coca-Cola Company branded energy drink products to our customers / consumers through placed energy drink coolers. Operationally, this requirement requires The Coca-Cola Company to tell us their gross profit per case on energy drink products, and we multiply their gross profit by the number of cases that we sell through energy drink coolers to determine if we have achieved the minimum gross profit. If The Coca-Cola Company’s actual gross profit on our sale of The Coca-Cola Company branded energy drink products falls below an expected range, we agree to purchase and place additional coolers such that the expected gross profit assumed by The Coca-Cola Company in their calculation of the number of coolers to be purchased and placed under the agreement is restored. The agreement does not require us to make contingent payments to The Coca-Cola Company for any shortfalls between actual gross profit and expected gross profit on the sale of products through energy drink coolers.

•

Should we not satisfy the placement provisions of the Jumpstart Programs, the agreements provide for the parties to meet to work out a mutually agreeable solution. Should the parties be unable to agree on alternative solutions, or in the event that we otherwise breach a material obligation under the agreements and such breach is not remedied within ninety days notice of such breach, then The Coca-Cola Company would be able to seek a partial refund of amounts previously paid to us.

We considered the applicability of FIN 45 (as amended) and FSP FIN 45-3 as they relate to our obligations under the Jumpstart Programs. Specifically, we analyzed paragraphs 3(a) through 3(d), 4, 5, and 6 of FIN 45 and paragraph 8 of FSP FIN 45-3 and concluded that our obligations do not meet the scope of FIN 45. As such, we have not historically included any of the disclosures required by FIN 45.

Our conclusion was primarily based on our analysis of paragraph 3 of FIN 45 in which we noted that in order to be in the scope of paragraph 3 contracts must contingently require the guarantor to make payments to the guaranteed party. We analyzed our obligations to potentially make payments under the Jumpstart Programs as follows:

•

Equipment Placement Shortfall – If we do not purchase and place the specified numbers of cold drink equipment each year, then we will be required to make a payment to The Coca-Cola Company. We believe that this obligation is related to our own performance and is not in the scope of paragraph 3.

•

Minimum Sales Volume and Gross Profit Requirements – With respect to the minimum sales volume and minimum gross profit requirements, the only payments that we make to The Coca-Cola Company (i.e., the guaranteed party for FIN 45 purposes) are for purchases of finished product and / or concentrate, and these payments are not contingent. The only contingent payments that we may be required to make pursuant to these two requirements are to purchase additional equipment or relocate existing equipment, and these payments are not to The Coca-Cola Company. As such, we believe that this requirement is not in the scope of paragraph 3.

•

Breach of the Agreement – If we breach a material obligation of the Jumpstart Programs, and are unable to work out a mutually agreeable solution with The Coca-Cola Company, then they would be able to seek a partial refund. We believe that this obligation is related to our own performance and is not in the scope of paragraph 3.

Even though we do not believe that our obligations meet the scope of FIN 45, and, as such, have not historically provided any of the disclosures required by FIN 45, we acknowledge that paragraph A9(b) indicates that similar disclosures may be useful to investors regarding obligations that are outside of the scope of FIN 45. As such, in our future filings, we will revise the first paragraph of our disclosure in Note 3 under the heading “Cold Drink Equipment Placement Funding Earned” (page 82) to further discuss our obligations under the Jumpstart Programs similar to the following:

Note 3

RELATED PARTY TRANSACTIONS

Cold Drink Equipment Placement Funding Earned

We participate in programs with The Coca-Cola Company designed to promote the placement of cold drink equipment (“Jumpstart Programs”). Under the Jumpstart Programs, as amended, we agree to (1) purchase and place specified numbers of cold drink equipment each year through 2010; (2) maintain the equipment in service, with certain exceptions, for a minimum period of 12 years after placement; (3) maintain and stock the equipment in accordance with specified standards for marketing The Coca-Cola Company products; (4) report to The Coca-Cola Company during the period the equipment is in service whether, on average, the equipment purchased under the programs has generated a stated minimum sales volume of The Coca-Cola Company products; and (5) achieve for The Coca-Cola Company a certain gross profit on The Coca-Cola Company products sold through energy coolers.

Our obligations under the Jumpstart Programs continue until 12 years after the last piece of equipment is placed, which is currently anticipated to be 2010. We have agreed to relocate or purchase additional equipment if the previously placed equipment is not generating sufficient volume to meet the minimum requirements. Movement of equipment or purchases of additional equipment is only required if it is determined that, on average, sufficient volume is not being generated and it would help to ensure our performance under the programs. We are unable to quantify the maximum potential amount of future payments required under this obligation because the dates and costs to relocate or purchase equipment in the future are indeterminate. At December 31, 2006, our liability for the estimated costs of relocating or purchasing additional equipment in the future was approximately $16 million. We have no recourse provisions against third parties for any amounts that we would be required to pay, nor are any assets held as collateral or by third parties that we could obtain if we were required to act upon our obligations under the Jumpstart Programs.

We purchase products of The Coca-Cola Company to achieve the minimum required sales volume of The Coca-Cola Company products and the minimum required gross profit of The Coca-Cola Company products sold through energy coolers. However, we are unable to quantify the amount of these future purchases because we will purchase products at various costs, quantities, and mix in the future.

Note 6 Capital Debt and Leases, page 85

5.	In future filings, please revise your table for future maturities of capital leases to present the total amount of lease payments less executory costs and amounts representing interest to arrive at the present value of minimum capital lease payments, as applicable. See paragraph 122 of SFAS No. 13.

Response – We have historically presented our capital lease payments net of executory costs and amounts representing interest because we considered those amounts to be immaterial. In our future filings, we will revise our disclosure to include the total amount of lease payments less executory costs and amounts representing interest on a gross basis.

Note 8 Commitments and Contingencies, page 88

6.	Please expand your future disclosures of affiliate guarantees to discuss the approximate term of the guarantee and the circumstances which would require your performance. See paragraph 13.a. of FIN 45.

Response – We will expand our disclosure in future filings to indicate that (1) we could be required to perform under these guarantees if there is a default on the outstanding affiliate debt and (2) the guarantees expire upon the expiration of the outstanding debt.

Note 9 Pension and Other Postretirement Benefit Plans, page 92

7.	Please advise and disclose in future filings the dates you value the assets held in the assorted benefit plans. See paragraph B.51 of SFAS No. 158.

Response – The assets held in these assorted benefit plans are valued as of the measurement date for each respective plan, which is principally September 30 (approximately 98% of our total plan assets were measured as of this date). We will revise our future filings to include this additional disclosure.

In preparing our responses to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions, please do not hesitate to call me at 770-989-3290.

Sincerely,

/s/ Charles D. Lischer
Charles D. Lischer
Vice President, Controller, and Chief Accounting Officer
Coca-Cola Enterprises Inc.